D 12 CAPITAL MARKETS INC.
(FORMERLY KNOWN AS GRAVITAS CAPITAL INTERNATIONAL, INC.)

Financial Statements and Supplemental Schedules

December 31, 2020

(With Independent Auditors' Report Thereon Required by Rule 17a-5)

These financial statements and schedules should be deemed confidential pursuant to Subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69851

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: D12 Capital Markets Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5 Revere Pl
(No. and Street)

Etobicoke	Ontario	Canada	M8Z 2Z1
(City)	(State)		(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Carbonaro — 416 301 0960 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lerner & Sipkin CPAs, LLP
(Name – *if individual, state last, first, middle name*)

420 Lexington Ave. Ste. 1620	New York	NY	10170
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert Carbonaro _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

D12 Capital Markets Inc _____ , as

of _____ December 31 _____ , 20 **20** , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



None



_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TABLE OF CONTENTS

LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170 · Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

Report of Independent Registered Public Accounting Firm

To the Stockholders of
D12 Capital Markets Inc.
f/k/a Gravitas Capital International Inc.
5 Revere Place
Toronto, Ontario M8Z 2Z1 Canada

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of D12 Capital Markets Inc. f/k/a Gravitas Capital International Inc. (the "Company") as of December 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for year then ended and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in the "Computation of Net Capital" schedule has been subjected to audit procedures performed in conjunction with the audit of the D12 Capital Markets Inc. f/k/a Gravitas Capital International Inc.'s financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F. R. §240.17a-5. In our opinion, the "Computation of Net Capital" schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

We have served as the Company's auditor since 2015.

New York, NY
March 24, 2021

D 12 CAPITAL MARKETS INC.
(FORMERLY KNOWN AS GRAVITAS CAPITAL INTERNATIONAL, INC.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash	$	20,067
TOTAL ASSETS	$	20,067

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	9,462
Total Liabilities		9,462

Equity

Capital Stock, without par value, 200 authorized, 1 share issued and outstanding		1,250
Additional paid in capital		600,401
Accumulated deficit		(591,046)
Total Equity		10,605
TOTAL LIABILITIES AND EQUITY	$	20,067

The accompanying notes are an integral part of these audited financial statements.

D 12 CAPITAL MARKETS INC.
(FORMERLY KNOWN AS GRAVITAS CAPITAL INTERNATIONAL, INC.)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2020

Revenues

Investment banking fees	$	0
Total revenues		**0**

Expenses

Professional fees	34,825
Regulatory fees	9,951
Occupancy	1,158
Other	3,756
Total expenses	**49,690**
Net (loss)	**$ (49,690)**

The accompanying notes are an integral part of these audited financial statements.

D 12 CAPITAL MARKETS INC.
(FORMERLY KNOWN AS GRAVITAS CAPITAL INTERNATIONAL, INC.)
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2020

	Shares		Common Stock		Additional Paid-in Capital		Accumulated Deficit		Totals
Balances - January 1, 2020	1	$	1,250	$	555,259	$	(541,355)	$	15,154
Capital Contribution	-		-		45,141		-		45,141
Net (loss)	-		-		-		(49,690)		(49,690)
Balances - December 31, 2020	1	$	1,250	$	600,400	$	(591,045)	$	10,605

The accompanying notes are an integral part of these audited financial statements.

D 12 CAPITAL MARKETS INC.
(FORMERLY KNOWN AS GRAVITAS CAPITAL INTERNATIONAL, INC.)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES

Net (loss)	$ (49,690)
Adjustments to reconcile net loss to cash from operating activities:	
Changes in operating assets and liabilities:	
Decrease in accrued expenses	(7,020)
NET CASH (USED IN) OPERATING ACTIVITIES	(56,710)
Capital contributions	45,142
NET CASH PROVIDED BY FINANCING ACTIVITIES	45,142
NET DECREASE IN CASH	(11,568)
CASH AT BEGINNING OF YEAR	31,635
CASH AT YEAR END	$ 20,067

Supplemental Disclosure of Cash Flow Information

Cash paid for interest	$ -
Cash paid for income taxes	$ 25

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and conducts a securities business generally limited to private placements of securities. The company was originally incorporated on March 15, 2013   in New York State as a subsidiary of 2242257 Ontario Inc. which was the sole stockholder of the company under the name of PS Securities (USA) Inc. The company commenced operations after receiving FINRA approval on August 6, 2015.

The Company changed its name from P.S. Securities (USA) Inc. to Gravitas Capital International, Inc. in May of 2018. The company was sold to its current owners and subsequently changed its name from Gravitas Capital International, Inc. to D 12 Capital Markets Inc. in May of 2020.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue Recognition

Effective January 1, 2018, the Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue due to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment to retained earnings as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Advisory

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes

The Company accounts for income taxes in accordance with the US Generally Accepted Accounting Principles which requires the asset and liability approach for financial accounting and reporting for income taxes and allows recognition and measurement of deferred tax assets based upon the likelihood of realization of tax benefits in future years. Under the asset and liability approach, deferred taxes are provided for the net tax effects

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. A valuation allowance is provided for deferred tax assets if it is more likely than not these items will expire before the Company is able to realize their benefits.

Related Party Transactions

The stockholders, pay office and administrative expenses including accounting, rent, telephone and secretarial fees as capital contributions to the Company. The Company is dependent upon the stockholders for continued financial support. See Note 5

NOTE 3 – NET CAPITAL REQUIREMENTS

As a registered broker-dealer and member of FINRA, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

At December 31, 2020, the Company's net capital was $10,605 which was $5,605 in excess of its required net capital of $5,000.

The Company's debt-equity ratio was .8922 to 1.

NOTE 4 – GOING CONCERN

The accompanying statements have been prepared assuming the Company will continue as a going concern. The Company had minimal revenues in 2020 and a loss from operations. This raises substantial doubt about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. However, the parent company has pledged any required additional support to the Company to enable it to continue as a going concern and maintain required regulatory minimum net capital.

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company had an expense sharing agreement with its former stockholder. The stockholder provided administrative and other services to the company. During its period of ownership ending April 30, 2020, the former stockholder allocated to the Company $250 per month for office space and administrative support. After that date, as indicated in Note 2, the current owners provide one hundred percent of all expenses to support the company. The previous owners contributed Capital of $5,000 and paid expenses of $16,009 all of which was for professional services. The current owners since May of 2020, have contributed capital of $10,113 and paid expenses of $19,019. These expenses included professional services of $14,919, regulatory expenses of $2,908 and communications services of $1,191.

NOTE 6 – INCOME TAXES

For income tax purposes, the company operates as a "C" corporation. ASC 740-10 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At December 31, 2020, the Company has available a net operating loss carryforward of approximately $590,000 which will expire in the year 2039. A valuation allowance of $147,500 was established to offset the deferred tax asset arising from this carryforward. Therefore, no deferred tax assets have been recorded on the accompanying statement of financial condition.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through March 24, 2021, the date that these financial statements were issued. The Company believes that there are no subsequent events requiring further disclosure.

NOTE 8- SIPC RECONCILIATION REQUIREMENT

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE 10 – ALLOWANCE FOR CREDIT LOSSES

The Allowance for Credit Losses Effective January 1, 2020, The Company adopted ASC Topic 326, financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client). The Company identified fees and other receivables (including, but not limited to, receivables related to securities transactions, and advisory fees) as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening member's equity as of the December 31, 2019. Accordingly, the Company recognized no adjustment upon adoption. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with the fees and other receivables is not significant accordingly, the Company has not provided an allowance for credit losses at December 31, 2020.

NOTE 11 – EFFECTS OF CORONAVIRUS

A coronavirus (COVID-19) was first reported in China. In January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to additional countries, and any related adverse public health developments, could adversely affect the Company's customers, service providers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. More broadly, the outbreak could affect workforces, economies and financial markets globally, potentially leading to an economic downturn. The ultimate impact of COVID-19 is uncertain. Management continues to monitor the outbreak, however, as of the date of these financial statements the potential impact of such on the Company's business and operations cannot be reasonably estimated.

As a foreign entity, the company will not benefit from any provisions of the CARES Act Enacted by the US congress.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE
15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2020

NET CAPITAL:

Stockholders' equity	$	10,605
Less non allowable assets:		0
NET CAPITAL	$	10,605
AGGREGATE INDEBTEDNESS	$	9,462
MINIMUM NET CAPITAL REQUIRED (6.67% of aggregate indebtedness)	$	631
MINIMUM NET CAPITAL DOLLAR REQUIREMENT	$	5,000
MINIMUM NET CAPITAL REQUIRED (larger of two above)	$	5,000
EXCESS NET CAPITAL ($10,605- $5,000)	$	5,605

PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL $\frac{9{,}462}{10{,}605} = 89.22\%$

Statement Pursuant to Paragraph (d) (4) of Rule 17a-5

There are no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in its unaudited Part IIA FOCUS Report as of December 31, 2020.



D12 CAPITAL MARKETS INC.

EXEMPTION REPORT

FOR THE YEAR ENDED DECEMBER 31, 2020

D12 CAPITAL MMARKETS INC., (the "Company") is a registered broker-dealer subject to rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealer"). This Exemption Report was prepared as required by 17 C.F.R. §240. 17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company is not subject to 17 C.F.R. §240.15c3-3 due to the limited nature of its business.

(2) The Company did not handle any customer cash or securities during the year ended December 31, 2020 and does not have any customer accounts.

I, ROBERT CARBONARO, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Signature: ______________________

Title

CONFIDENTIAL TREATMENT REQUESTED

LERNER & SIPKIN

CERTIFIED PUBLIC ACCOUNTANTS LLP

420 Lexington Ave., Ste. 2160, NY, NY 10170   Tel 212.571.0064 / Fax 212.571.0074

Jay Lerner, C.P.A.
jlerner@lernersipkin.com

Joseph G. Sipkin, C.P.A.
jsipkin@lernersipkin.com

To the Stockholders of
D12 Capital Markets Inc.
f/k/a Gravitas Capital International Inc.
5 Revere Place
Toronto, Ontario M8Z 2Z1 Canada

Report of Independent Registered Public Accounting Firm

Gentlemen:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 exemption report, in which (1) D12 Capital Markets Inc. f/k/a Gravitas Capital International Inc. (the "Company") may file an exemption report because it had no obligations under 17 C.F.R. §240.15c3-3 and (2) the Company stated that it had no exceptions under SEC Rule 15c3-3 throughout the most recent fiscal year. The Company's management is responsible for compliance with 17 C.F.R. §240.15c3-3 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Rule 15c3-3 under the Securities Exchange Act of 1934.

Lerner & Sipkin CPAs LLP

Lerner & Sipkin CPAs, LLP
Certified Public Accountants (NY)

New York, NY
March 24, 2021